COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

September 22, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Registrant”)

Active Portfolios Multi-Manager Value Fund

Columbia Small/Mid Cap Value Fund

(each, the “Fund” and collectively, the “Funds”)

Post-Effective Amendment No. 114

File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on September 16, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Prospectus comments, both Funds

Comment 1:	In the Fees and Expenses of the Fund section, the Annual Fund Operating Expenses table is blank. Please provide the completed table with the response letter.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses table for each Fund.

Comment 2:	Supplementally explain whether acquired fund fees and expenses is a de minimis amount and, therefore, it does not need to be a separate line item in the Annual Fund Operating Expenses table.

Response:	Acquired fund fees and expenses, for each Fund, is less than 1 basis point and, therefore, it does not need to be a separate line item in the Annual Fund Operating Expenses table.

Comment 3:	Supplementally explain the reason for restating other expenses as referenced in the footnote to the Annual Fund Operating Expenses table.

Response:	Other expenses for Class A, Class B, Class C, Class K, Class R, Class R4, Class R5, Class W and Class Z shares (as applicable to each Fund) are restated due to changes in transfer agency fees for these share classes, as approved by the Fund’s Board.

Comment 4:	In the Performance Information section, the bar chart and Average Annual Total Returns table are blank. Please provide the completed chart and table with the response letter.

Response:	See Exhibit B to this letter for the completed bar chart and Average Annual Total Returns table for each Fund.

Comment 5:	The Investing in Affiliated Funds section discusses affiliated products and underlying funds. Is there a discussion regarding the expenses associated with investing in underlying funds somewhere in the prospectus?

Response:	The following disclosure is included in the Investing in Money Market Funds section of the prospectus:

The Fund may invest cash in, or hold as collateral for certain investments, shares of registered or unregistered money market funds, including funds advised by the Investment Manager or its affiliates. These funds are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. The Fund and its shareholders indirectly bear a portion of the expenses of any money market fund or other fund in which the Fund may invest.

Prospectus comments, Active Portfolios Multi-Manager Value Fund

Comment 6:	In the Principal Investment Strategies section, disclose the type and general market capitalization of equity securities in which the Fund may invest. If the Fund invests in small- and/or mid-capitalization securities, please include appropriate disclosure in the Principal Risks section of the prospectus.

Response:	The following disclosure will be added to the Principal Investment Strategies section:

These equity securities generally include common stocks. The Fund may invest in companies that have market capitalizations of any size.

Small-and Mid-Cap Company Securities Risk will be added to the Principal Risks section.

Comment 7:	If applicable, include disclosure related to investment in securities in emerging markets countries in the Principal Investment Strategies and Principal Risks sections of the prospectus.

Response:	The Fund does not intend to invest in securities in emerging markets countries as part of its principal investment strategies.

Comment 8:	If any of the derivatives disclosed in the Principal Investment Strategies section are intended to be used for leverage purposes to a material extent, include disclosure regarding such use.

Response:	The derivatives disclosed in the Principal Investment Strategies section are not intended to be used for leverage purposes.

Comment 9:	Please provide additional detail in relation to the last sentence in the Principal Investment Strategies in the Summary Section with regard to the methodologies used by the subadviser and Columbia Management.

Response:	The disclosure is not intended to describe the respective investment methodologies of the subadviser and Columbia Management. These methodologies are discussed in detail in the More Information About the Fund section of the prospectus. Rather, the intent is to disclose that investment decisions by the subadviser and Columbia Management are made independently, thus resulting in Multi-Adviser Risk as disclosed in the Principal Risks section of the prospectus. To better reflect this intent, the sentence will be revised to state “The subadviser and Columbia Management each make investment decisions for their respective sleeves independently of one another.”

Comment 10:	The Expense Reimbursement Arrangements and Impact on Past Performance section includes disclosure related to contractual fee waivers/expense reimbursements. If any such contractual fee waivers/expense reimbursements would result in reductions to the total annual fund operating expenses, please reflect the reduction in the expense table (in response to the previous comment).

Response:	The Fund will not have contractual fee waivers/expense reimbursements. The disclosure will be revised to reflect that the Fund will have voluntary fee waivers/expense reimbursements. Because they are voluntary, the fee waivers/expense reimbursements will not be reflected in the expense table.

Comment 11:	Please include disclosure regarding whether the subadviser is paid by the Investment Manager or the Fund.

Response:	The second sentence of the fifth paragraph under the caption “The Investment Manager” in the More Information About the Fund section of the prospectus will be revised to clarify that the Investment Manager pays the subadviser for investment advisory services as shown below (emphasis added):

The Investment Manager has, with the approval of the Board, engaged an investment subadviser(s) to make the day-to-day investment decisions for the Fund. The Investment Manager pays the subadviser(s) for investment advisory services and retains ultimate responsibility (subject to Board oversight) for overseeing any subadviser it engages and for evaluating the Fund’s needs and the subadvisers’ skills and abilities on an ongoing basis. Based on its evaluations, the Investment Manager may at times recommend to the Board that the Fund change, add or terminate one or more subadvisers; continue to retain a subadviser even though the subadviser’s ownership or corporate structure has changed; or materially change a subadvisory agreement with a subadviser. A discussion regarding the basis for the Board approving the investment subadvisory agreement with DFA is available in the Fund’s annual report to shareholders for the fiscal year ended May 31, 2014.

Prospectus comments, Columbia Small/Mid Cap Value Fund

Comment 12:	The Principal Investment Strategies section references the market capitalization range of the Russell 2500 Value Index. Please provide the range as a part of the response letter.

Response:	The third sentence of the first paragraph of the Principal Investment Strategies section will be revised to state:

Small- and medium-sized companies are those whose market capitalizations at the time of purchase fall within the market capitalization range of the Russell 2500 Value Index (the Index) (between $87 million and $11.3 billion as of August 31, 2014).

Comment 13:	If applicable, include disclosure related to investment in securities in emerging markets countries in the Principal Investment Strategies and Principal Risks sections of the prospectus.

Response:	The Fund does not intend to invest in securities in emerging markets countries as part of its principal investment strategies.

Statement of Additional Information comment

Comment 14:	In the Fundamental Policies section, for purposes of concentration policy E6, please add disclosure indicating that the Fund will consider underlying funds when complying with the concentration policy.

Response:	The Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. As such, we are unable to alter the Fund’s concentration policy at this time.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Andrew Kirn at (612) 678-9052.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust II

Exhibit A

Active Portfolios Multi-Manager Value Fund’s Fee and Expense table

Shareholder Fees (fees paid directly from your investment)

Class A
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class A
Management fees	0.62%
Distribution and/or service (12b-1) fees	0.25%
Other expenses(a)	0.33%
Total annual Fund operating expenses	1.20%

(a)	Other expenses for Class A shares have been restated to reflect current fees paid by the Fund.

Columbia Small/Mid Cap Value Fund’s Fee and Expense table

Shareholder Fees (fees paid directly from your investment)

							Classes
							I,
							K, R,
							R4,
							R5, W,
							Y
	Class A		Class B		Class C		and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	5.00	%(b)	1.00	%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class	Class	Class	Class	Class	Class	Class	Class	Class	Class	Class
	A	B	C	I	K	R	R4	R5	W	Y	Z
Management fees	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%	0.71%
Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.00%	0.50%	0.00%	0.00%	0.25%	0.00%	0.00%
Other expenses(d)	0.30%	0.30%	0.30%	0.09%	0.39%	0.30%	0.30%	0.14%	0.30%	0.09%	0.30%
Total annual Fund operating expenses	1.26%	2.01%	2.01%	0.80%	1.10%	1.51%	1.01%	0.85%	1.26%	0.80%	1.01%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months of purchase, as follows: 1.00% if redeemed within 12 months of purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge decreases over time.
(c)	This charge applies to redemptions within one year of purchase, with certain limited exceptions.
(d)	Other expenses for Class A, Class B, Class C, Class K, Class R, Class R4, Class R5, Class W and Class Z shares have been restated to reflect current fees paid by the Fund.

Exhibit B

Active Portfolios Multi-Manager Value Fund’s Bar Chart and Average Annual Total Return table

Year by Year Total Return (%)

as of December 31 Each Year*

Best and Worst Quarterly Returns During the Period Shown in the Bar Chart

Best	1st Quarter 2013	11.14%
Worst	2nd Quarter 2013	2.99%

*	Year to Date return as of June 30, 2014: 8.25%

Average Annual Total Returns After Applicable Sales Charges (for periods ended December 31, 2013)

	Share Class Inception Date	1 Year	Life of Fund
Class A	04/20/2012
returns before taxes		28.45%	19.29%
returns after taxes on distributions		24.65%	17.05%
returns after taxes on distributions and sale of Fund shares		18.09%	14.56%
Russell 1000 Value Index (reflects no deductions for fees, expenses or taxes)		32.53%	23.70%

Columbia Small/Mid Cap Value Fund’s Bar Chart and Average Annual Total Returns table

Year by Year Total Return (%)

as of December 31 Each Year*

Best and Worst Quarterly Returns During the Period Shown in the Bar Chart

Best	3rd Quarter 2009	22.02%
Worst	4th Quarter 2008	-27.69%

*	Year to Date return as of June 30, 2014: 6.67%

Average Annual Total Returns After Applicable Sales Charges (for periods ended December 31, 2013)

	Share Class Inception Date	1 Year	5 Years	10 Years
Class A	02/14/2002
returns before taxes		26.99%	18.69%	9.36%
returns after taxes on distributions		24.53%	18.08%	8.44%
returns after taxes on distributions and sale of Fund shares		17.20%	15.17%	7.54%
Class B returns before taxes	02/14/2002	28.72%	19.03%	9.17%
Class C returns before taxes	02/14/2002	32.76%	19.25%	9.18%
Class I returns before taxes	03/04/2004	35.36%	20.71%	10.52%
Class K returns before taxes	02/14/2002	34.88%	20.34%	10.18%
Class R returns before taxes	12/11/2006	34.55%	19.85%	9.71%
Class R4 returns before taxes	12/11/2006	35.11%	20.13%	9.95%
Class R5 returns before taxes	12/11/2006	35.40%	20.66%	10.33%
Class W returns before taxes	12/01/2006	34.79%	20.20%	10.03%
Class Y returns before taxes	06/13/2013	35.16%	20.19%	10.04%
Class Z returns before taxes	09/27/2010	35.04%	20.34%	10.11%
Russell 2500 Value Index (reflects no deductions for fees, expenses or taxes)		33.32%	19.61%	9.29%
Russell Midcap Value Index (reflects no deductions for fees, expenses or taxes)		33.46%	21.16%	10.25%

Effective July 7, 2014, the Fund compares its performance to that of the Russell 2500 Value Index (the New Index). The Fund’s investment manager made this recommendation to the Fund’s Board of Trustees because the investment manager believes that the New Index provides a more appropriate basis for comparing the Fund’s performance in light of the changes made to the Fund’s name and principal investment strategies. Information on the New Index and old benchmark will be included for a one-year transition period. Thereafter, only the New Index will be included.